SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              SNAP-ON INCORPORATED
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                                (Name of Issuer)

                          Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   83 3034101
            --------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 4 Pages

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    CUSIP No. 83 3034101                                     Page 2 of 4 Pages
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================================================================================
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Snap-on Incorporated Benefit Trust

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                      (b) [ ]

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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Not Applicable
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       NUMBER OF           5   SOLE VOTING POWER

        SHARES                   0
                       ---------------------------------------------------------
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                  6,443,097 (See Item 4)
                       ---------------------------------------------------------
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING                 0
                       ---------------------------------------------------------
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                    6,443,097 (See Item 4)

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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,443,097 (See Item 4)
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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

          Not Applicable
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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.03%
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12     TYPE OF REPORTING PERSON*

          OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

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    CUSIP No. 83 3034101                                     Page 3 of 4 Pages
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          This amendment relates to the Common Stock, $1.00 par value (the
"Common Stock"), of Snap-on Incorporated (the "Company"), 2801 80th Street, Kenosha, WI 53141-1410. This Amendment is filed by the Snap-on Incorporated Benefit Trust (by the Northern Trust Company as Trustee), 2801 80th Street, Kenosha, WI 53141-1410.


Item 4.   Ownership:
------    ---------

          Item 4 is hereby amended in its entirety to read as follows:

          (a)  Amount Beneficially Owned:
               6,443,097*

          (b)  Percent of Class:
               10.03%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:    0

               (ii)  shared power to vote or to direct the vote:  6,443,097*

               (iii) sole power to dispose or to direct the
                     disposition of:                              0

               (iv)  shared power to dispose or to direct the
                     disposition of:                              6,443,097**

---------------

* The filing of this Statement on Schedule 13G by the Snap-on Incorporated Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or The Northern Trust Company (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement. The Trust is designed to acquire, hold and distribute shares of Company Common Stock for the purpose of funding certain benefit programs and compensation arrangements of the Company. The participants in such programs and arrangements have the right to instruct the Trustee how to vote the shares of Company stock held in the Trust. The shares of Company stock held in the Trust will be voted or tendered by the Trustee based upon receipt of confidential instructions from such participants. If the Trustee does not receive instructions from participants with respect to any shares of Company stock held by the Trust, the Trustee will vote such shares in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

** Shares of Company stock in the Trust may be disposed of by the Trust or Trustee only in accordance with the terms of the Trust.

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    CUSIP No. 83 3034101                                     Page 4 of 4 Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

          February 9, 2001
          ----------------
          Date

                                        SNAP-ON INCORPORATED BENEFIT TRUST


                                        By: /s/ M. Curtis Pence
                                            ----------------------------------
                                        Name:  M. Curtis Pence
                                        Title: Vice President
                                        For The Northern Trust Company,
                                          as Trustee